                                                                    EXHIBIT 11.1

                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

                                                                                         MARCH 31,
                                                                                 ------------------------
                                             1995         1996        1997          1997          1998
                                          ----------   ----------  ----------    ----------    ----------
Basic:
     Average shares outstanding            3,837,095    3,996,974    4,081,255      3,996,974     4,157,424
     Net income                           $2,065,000   $  771,000   $2,665,000     $  753,000    $  857,000
     Basic earnings per share amount           $0.54        $0.19        $0.65          $0.19         $0.21

Dilutive:
     Average shares outstanding            3,837,095    3,996,974    4,081,255      3,996,974     4,157,424
     Net effect of dilutive stock
      o options --
        based on the treasure stock method
        using period-end market price, if
        higher than average market price      248,040     313,558    1,138,321        948,817     1,123,122
     Adjustment to  give effect to shares
        optioned to key employees within
        12 months of the beginning of each
        period presented based on treasury
        stock method using estimated
        market price upon offering            233,880

Assumed conversion of Class A convertible
        Preferred Stock                      182,000      546,000      482,854        546,000        420,000
Total                                      4,501,015    4,856,532    5,702,430      5,491,000      5,700,546
Net income                                $2,088,000     $890,000   $2,768,000     $  791,000     $  878,000
Dilutitive earnings per share amount           $0.46        $0.18        $0.49          $0.14          $0.15